Exhibit 99.5

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

October 9, 2013	NR 19 - 2013

Avrupa Minerals appoints Mr. Paul Dircksen as Director

Avrupa Minerals Ltd. (AVU:TSXV, 8AM: Frankfurt) is pleased to announce that the Board of Directors has appointed Mr. Paul Dircksen to the Board.  Mr. Dircksen will also be a member of the Company’s Audit Committee.

Mark T. Brown, Director of Avrupa, commented, “We are very pleased to have another experienced member of the mining industry join our Board.  Mr. Dircksen has also been involved in exploration projects in Europe and will be an asset in reviewing our team’s geological work and new ideas there.”

Mr. Dircksen has over 35 years of experience in the mining and exploration industry, serving in executive, managerial, and technical roles at several companies. He has a strong technical background, serving as a team member on nine gold discoveries, seven of which later became operating mines. Mr. Dircksen has held senior management positions with Lacana Gold, The Cordex Syndicate, Orvana Minerals, Bravo Venture Group, and Brett Resources. He holds an M.S. in Geology from the Mackay School of Mines at the University of Nevada.

Mr. Dircksen is currently the President and CEO of Timberline Resources Corporation which is listed on the NYSE Market Exchange under the symbol “TLR” and on the TSX Venture Exchange under the symbol “TBR”. Timberline holds a 50-percent carried interest ownership stake in the Butte Highlands Joint Venture in Montana, USA.  The company focuses on exploration and development of precious metal deposits in the western United States.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 17 exploration licenses in three European countries, including 11 in Portugal covering 3,018 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures in Portugal, covering five of the licenses, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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The Arga JV, also with Blackheath Resources, covering one license located adjacent to the Covas JV, for intrusion-related Au-W deposits.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.